中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published an announcement on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
China Southern Airlines Company Limited

5 December 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Announcement of the Board of Directors
of
China Southern Airlines Company Limited

The Company and all members of the board of directors warrant that the content of this announcement is true, accurate and complete, and jointly and severally accept responsibility for the misrepresentation, misleading statements or material omissions of this announcement.

Pursuant to the provisions of Article 177 of the Articles of Association of China Southern Airlines Company Limited (the "Company") as well as the resolutions of 2006 Annual General Meeting of the Company which authorized the Board of Directors (the "Board") of the Company to approve external guarantees of no more than RMB100 million in each fiscal year, the Board has reviewed the following resolutions respectively by means of communication and signature: (1) approving the Company to work with Guangdong Province Branch of Bank of China in the financing of our pilot training project; (2) approving the Company to work with the Guangzhou City Liuhua Sub-branch of Industrial and Commercial Bank of China in the financing of our pilot training project; (3) approving the Company to provide a guarantee with joint liability for the loans of the self-sponsored pilot training program of 2007, with an aggregate amount of RMB90,858,000. All of the 12 directors have attended the session. The above resolutions have been reviewed and approved by the Directors, in a way and procedure in compliance with the provisions of the Company Law and the Articles of Association of the Company.

1. Overview of the Guarantee

We used to fund the training of our recruited pilots in previous years and, as a result, incurred huge costs over the years. Recently, there has been a trend in the financing of pilot training worldwide from employer-sponsored to self-sponsored scheme. Such a change will not only cut down our training expenses significantly, but also ensures the long-term dedicated service of our pilots. Accordingly, we plan to recruit 150 pilots under the self-sponsored training arrangement in 2007.

Since the training cost is significant, certain pilots have to procure personal loans to cover their training costs and miscellaneous expenses in the school. 132 out of the 150 pilots we recruited under the self-sponsored training arrangement in 2007 have applied for such loans in an aggregate amount of RMB90,858,000. In order to facilitate our pilots training program, we intend to provide a joint liability guarantee for such loans. In respect of the disbursement of loans, those for training fees will be released in accordance with the actual amount incurred and the time schedule while those for miscellaneous expenses will be disbursed once and for all.

These pilots are bound to enter into service contracts with the Company when they finish their training courses. They have the choices to repay their loans in advance or in instalments. Those who choose to repay in instalments shall repay the principal and interest in full within the first ten years of their service term specified in the service contracts with the Company. The guarantee period begins on the date when the banks extend the loans to the pilots and ends in two years from the expiry date of the loans under the loan contract.

2. Particulars of the Guarantee

Guarantor: China Southern Airlines Company Limited

Guarantee: pilots recruited by the Company under a self-sponsored training arrangement and have applied for personal loans therefor

Amount of guarantee: RMB90.858 million

Term of Guarantee: beginning on the date when the first loan is extended to the Guarantee and ending in two years from the expiry date of the loan

Type of Guarantee: warranty

3. External guarantees of the Company as at the date of announcement

As at the date of announcement, the Company did not have any external guarantees.

4. Documents Available for Inspection

1) Resolutions of the 2006 Annual General Meeting of China Southern Airlines Company Limited

2) Resolutions of the Board of Directors of China Southern Airlines Company Limited (No. 20071114)

The Board of Directors of
China Southern Airlines Company Limited

5 December 2007